SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to ~~Rule 13a-16 or 15d-16~~
of the Securities Exchange Act of 1934

For August 28, 2002

ING Groep N.V.
~~Strawinskylaan 2631~~
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on August 28, 2002

ING

PRESS RELEASE

Amsterdam, 28 August 2002

ING organises ING Investment Management along regional lines

ING Investment Management (IIM), the largest asset management unit of ING, intends to join ING's regional Executive Centres in the Americas, Asia/Pacific and Europe. Each of these Executive Centres will then include all three pillars of ING's strategy: insurance, banking and asset management.

As a consequence, the financial results of ING's asset management activities will be reported within the regional Executive Centres, and the Executive Centre Asset Management will no longer function as a separate global profit centre. ING will continue to report the total functional profit contribution from asset management on a global basis.

Alexander Rinnooy Kan, member of the Executive Board, will continue to be functionally responsible for all the asset management activities of the Group and for their global co-ordination.

The new regional organisation for IIM will strengthen ING's integrated financial services proposition for retail and wholesale clients by improving the strategic and operational links between the investment units and the distribution channels.

The new structure of IIM will result in the following appointments to the position of regional CEO:

- IIM Europe, Angelien Kemna (presently CIO of IIM). She will continue to have CIO responsibility for Europe.
- IIM Americas, Bob Crispin (presently President and CIO of IIM Americas).
- IIM Asia/Pacific, Paul Scully (presently Regional Managing Director for IIM Asia/Pacific).

All three will become members of the respective regional Executive Committees. They will take responsibility for the delivery of IIM's full range of institutional and fund strategies to clients in their respective region and for continuing to develop IIM's global capabilities.

- more on page 2 -

Following a transition period Tom Balachowski, currently CEO of IIM, will retire from ING after having made important contributions to ING's global asset management business.

The other ING asset management units - ING Real Estate, Baring Asset Management, Baring Private Equity Partners, Parcom and ING Trust - will continue to report hierarchically and functionally to Alexander Rinnooy Kan.

The relevant works councils in the Netherlands and in Europe will be consulted on the implementation of the new management structure.

Press enquiries: Ward Snijders, + 31 20 541 6522

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ____________________________

C. F. Drabbe
Assistant General Counsel

Dated: August 28, 2002